UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	⌧	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	⌧

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by CureVac N.V. ("CureVac") to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, Unaudited Interim Condensed Consolidated Financial Statements announcing CureVac’s financial results and business updates as of September 30, 2021 and December 31, 2020 and for the nine month periods ended September 30, 2021 and 2020; (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes CureVac's financial condition and results of operations as of September 30, 2021 and December 31, 2020 and for the nine month periods ended September 30, 2021 and 2020; (iii) furnishing, as Exhibit 99.3 to this Form 6-K, the second amendment to and restatement of the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, which was entered into on September 29, 2021; and (iv) furnishing, as Exhibit 99.4 to this Form 6-K, the amendment to and restatement of the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, which was entered into on September 29, 2021.

The information included in this Form 6-K (including Exhibits 99.1, 99.2, 99.3 and 99.4) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

	By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: December 17, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021 and December 31, 2020 and for the nine month periods ended September 30, 2021 and 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Second Amendment to the Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated September 29, 2021.
99.4	Amendment to the COVID Collaboration and License Agreement by and between Curevac AG and Glaxosmithkline Biological SA, dated September 29, 2021.